                          SHERRITT COAL PARTNERSHIP II

                                         Filed by Sherritt Coal Acquisition Inc.

                           Filed pursuant to Rules 165 and 425 promulgated under
                                          the Securities Act of 1933, as amended

                                                  Subject Company:  Fording Inc.
                                   Subject company's Commission File No: 1-15230




                                                           FOR IMMEDIATE RELEASE

            SHERRITT COAL PARTNERSHIP II ANNOUNCES IMPROVED SUPERIOR
                             OFFER FOR FORDING INC.

- C$35.00 PER SHARE; CASH COMPONENT INCREASED TO C$20.00 PER SHARE FROM C$17.63 PER SHARE

- FIRST QUARTER DISTRIBUTABLE CASH FLOW TARGET RAISED FROM C$1.05 PER UNIT TO C$1.14 PER UNIT

- SUBORDINATION LEVEL INCREASED TO C$1.14 PER UNIT FOR EACH QUARTER OF 2003 AND EXTENDED FOR EACH QUARTER OF 2004 AT C$1.30 PER UNIT, SUBJECT TO ADJUSTMENT

- CLEARANCES UNDER CANADIAN AND U.S. COMPETITION AND ANTI-TRUST LAWS HAVE BEEN RECEIVED

TORONTO - JANUARY 6, 2003. Sherritt Coal Partnership II (the Partnership), a partnership of Sherritt International Corporation (Sherritt) [TSX: S] and Ontario Teachers' Pension Plan (Teachers'), today announced that it intends, through a wholly-owned subsidiary (the Offeror), to significantly improve its superior offer to purchase all of the outstanding shares of Fording Inc. (Fording) [TSX and NYSE: FDG]. The Partnership will offer Fording shareholders the choice, subject to proration, of receiving:

     1) C$35.00 cash per share, subject to an increased maximum cash consideration of C$965 million; or

     2) One exchange right per share, convertible into one unit in an enhanced income trust focused on metallurgical coal (Canadian Coal Trust), subject to a maximum issuance of approximately 38.6 million exchange rights; or

     3) A combination of C$35.00 in cash and exchange rights (subject to the maximums described above).

Teachers' will elect to receive exchange rights for each of the approximately
3.2 million Fording shares it owns. Should all other Fording shareholders elect cash, then each shareholder would receive approximately C$20.00 in cash plus
0.429 of an exchange right for each Fording share. The C$20.00 per share in cash in the maximum cash proration scenario is a significant increase over the cash consideration from Sherritt/Teachers' previous offer of C$17.63 per share and a significant improvement over the C$15.60 per share offered in the maximum cash scenario under the Fording-Teck proposal.

If shareholders elect exchange rights in excess of the 38.6 million limit, they will receive a prorated combination of exchange rights and cash for each Fording share tendered and taken up. If all shareholders elect exchange rights, then each shareholder will receive approximately C$8.69 cash plus 0.752 of an exchange right per share.

FORDING SHAREHOLDERS MUST REJECT THE FORDING-TECK PROPOSAL AT FORDING'S SHAREHOLDERS' MEETING ON JANUARY 22, 2003 IN ORDER TO TAKE ADVANTAGE OF THIS IMPROVED SUPERIOR OFFER FROM THE PARTNERSHIP.

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The additional funds required for the improved superior offer will be provided by Sherritt and Teachers' via the Partnership. The Partnership will fund this commitment from additional capacity available under the subordinated loan facility provided by Teachers'. Consistent with the Partnership's previous offer, the interest expense and repayment obligation associated with the subordinated loan facility provided by Teachers' will be the responsibility of the Partnership and will have no impact whatsoever on the financial performance of the Canadian Coal Trust.

The number of units to be outstanding under the Partnership's improved superior offer has been reduced to 46.8 million from 51.4 million under its previous offer. Including the units to be issued to CONSOL and Luscar associated with the purchase of the Met Coal Assets (collectively, a 100% interest in the Line Creek mine, a 100% interest in the undeveloped Cheviot mine project and a 46.4% interest in Neptune Bulk (Canada) Terminals Ltd.), and assuming the Luscar mine put option is exercised, the fully-diluted units outstanding for the Canadian Coal Trust will be reduced from 57.8 million under the previous offer to 53.2 million under the improved superior offer. As a result, regardless of the outcome of the elections made by Fording shareholders, the distributable cash per unit will increase and the allocated cost to the Partnership of each unit it is ultimately entitled to of the Canadian Coal Trust will be C$35.00 per unit. In order to achieve the reduced number of units outstanding, the Offeror has modified the structure of its offer such that the special cash distribution of up to C$210 million associated with its previous offer, which was available to unitholders in the event of maximum exchange rights election, has been eliminated. In addition, under the new structure, the Offeror will bear the estimated C$50 million in transaction costs associated with this offer.

HIGHLIGHTS OF THE IMPROVEMENTS TO THE SUPERIOR OFFER

The Partnership has improved its superior offer with the following enhancements:

- HIGHER CASH CONSIDERATION: The Partnership has increased the aggregate amount of cash available to Fording shareholders from C$850 million to C$965 million and will now offer Fording shareholders approximately C$20.00 per share, up from C$17.63 per share, at a maximum cash proration;

- INCREASED TARGET Q1 2003 DISTRIBUTABLE CASH FLOW: The target first quarter 2003 distributable cash flow per unit for the Canadian Coal Trust has been increased to C$1.14 from C$1.05 as a result of the reduction of fully-diluted units outstanding from 57.8 million to 53.2 million;

-    IMPROVED SUBORDINATION LEVELS AND EXTENDED SUBORDINATION PERIOD TO TWO
     YEARS: Subordination demonstrates Sherritt and Teachers' confidence in Canadian Coal Trust's ability to achieve the expected cost savings. During every quarter of 2003, the Partnership has increased its subordination provided to public holders from C$1.05 to C$1.14 per unit. The Partnership will also extend this subordination protection to cover every quarter in 2004 and will increase the base subordination level to C$1.30 per unit for each quarter in 2004. The per unit subordination level in 2004 of C$1.30 will be subject to adjustment, upwards or downwards, based on the average realized coal price for each quarter of 2004 compared to the average realized price for 2003. The maximum subordination amount for each quarter in 2003 and 2004 will be C$11.25 million, for an aggregate maximum of C$45.00 million annually; and

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-    REGULATORY CLEARANCES RECEIVED: The Partnership has received the clearances it requires under Canadian and U.S. competition and anti-trust laws in connection with its offer to acquire Fording.

"We have committed a significant amount of time and effort communicating with Fording shareholders. In light of these discussions, and in consultation with our financial advisors, Goldman, Sachs & Co., National Bank Financial Inc. and BMO Nesbitt Burns Inc., we have today improved our offer. Sherritt and Teachers' believe that our offer is substantially superior to the Fording-Teck proposal," said Sherritt's Chairman Ian W. Delaney. "Given Teachers' election to receive exchange rights, we are offering approximately C$225 million more cash to Fording shareholders and we are offering an income trust unit with greater cash flow, lower risk and more value than the Fording-Teck proposal. In order to demonstrate our confidence in the achievability of our synergy targets and the sustainability of our distributable cash flow, we have enhanced and extended our subordination protection to unitholders to two years."

"We believe the Canadian Coal Trust creates substantially more value for Fording shareholders than the trust proposed under the Fording-Teck plan," said Brian J. Gibson, Senior Vice-President of Global Active Equities for Teachers'. "The Canadian Coal Trust will continue to have less debt, more cost saving opportunities and no future dilution when compared to the trust created under the Fording-Teck proposal. Our trust will now have even more distributable cash flow per unit and greater subordination protection. Teachers' is demonstrating its confidence in the value and the quality of the Canadian Coal Trust by electing to take units for our Fording shares. In addition, the Partnership will be the single largest holder of Canadian Coal Trust units. Teachers' intends to vote against the Fording-Teck plan and will not elect and will not hold Fording trust units because it believes that they would be unattractive from an investment point of view."

BENEFITS OF THE IMPROVED SUPERIOR OFFER

The Partnership's improved superior offer delivers greater value to Fording shareholders than the Fording-Teck proposal because:

     - MORE CASH OFFERED TO SHAREHOLDERS: The superior offer will deliver up to C$965 million of cash to Fording shareholders, compared to only C$795 million under the Fording-Teck proposal. Since Teachers' will elect units for its 6.2% stake in Fording under the Partnership's improved superior offer and would elect cash under Fording-Teck's inferior proposal, the cash available to each shareholder under the maximum cash scenario will be approximately C$20.00 per share under the Partnership's improved superior offer, which is 28% higher than the C$15.60 per share delivered under the Fording-Teck proposal, a full C$4.40 higher per Fording share;

     - HIGHER DISTRIBUTABLE CASH FLOW PER UNIT: The Canadian Coal Trust's revised first quarter 2003 target distributable cash flow per unit is C$1.14, approximately 9% higher than Fording-Teck's first quarter 2003 target distributable cash flow of C$1.05 per unit. Furthermore, under the Fording-Teck proposal, if Teck were to convert its 38% partnership stake into trust units, Fording shareholders could be subject to substantial dilution in their distributable cash flow per unit;

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     -    GREATER GROWTH POTENTIAL IN DISTRIBUTABLE CASH FLOW PER UNIT: Canadian
          Coal Trust's first quarter 2003 distributable cash flow per unit target includes 1/3 of the total expected C$50 million in annual cost savings. This cash flow per unit would increase by C$0.16 to C$1.30 per quarter or C$5.20 annually if the C$50 million annual cost savings were fully realized immediately. This is the basis for the Partnership's 2004 subordination level of C$1.30 per unit. In addition, it is expected that Canadian Coal Trust's quarterly distributable cash flow per unit would increase even further once Line Creek and Cheviot reach normalized production levels. The performance of the Line Creek mine was negatively impacted in 2001 and 2002 by, among other things, the decision of Sherritt, Teachers' and CONSOL to eliminate the overburden backlog. Once this higher than normal overburden removal is completed in early 2003, EBITDA is expected to recover to near 1998 levels (approximately C$42 million based upon current metallurgical coal pricing). The mining plan and reserves have been extensively studied and documented. The future mine plan has been reviewed and opined upon by the Norwest Corporation, as set forth in Appendix D of the December 16, 2002 Notice of Variation. Norwest Corporation is a well-recognized coal mine engineering consulting firm that has, at various times, provided technical reviews of reserves and/or mine plans for all of the major Canadian coal producers, including Fording and Teck Cominco.

          In addition, subject to the determination of the independent trustees of the Canadian Coal Trust, once Cheviot is developed after capital expenditures of approximately C$80 million, its annual metallurgical coal production is anticipated to be 2.0 million tonnes, which could generate EBITDA of approximately C$30 million, assuming current metallurgical coal prices and a cost structure consistent with that of the Luscar mine on a normalized basis;

     - TWO YEARS OF SUBORDINATION: The Partnership will provide subordination protection to unitholders in the Canadian Coal Trust during each quarter in 2003 and 2004. During 2003, the subordination level will be C$1.14 per unit per quarter and will increase to C$1.30 per unit per quarter during 2004, subject to adjustment. The maximum subordination provided by the Partnership during any quarter will be C$11.25 million or an aggregate maximum of C$45 million annually. The C$1.30 subordination level will be subject to adjustment, upwards or downwards, based on the average coal price realized by the Canadian Coal Trust for each quarter of 2004 compared to the average realized price for 2003. For every C$1.00 change in the average quarterly coal price realized during a quarter in 2004 compared to the average annual coal price realized in 2003, the C$1.30 subordination level in 2004 will be adjusted by approximately C$0.10 per unit.

          This subordination demonstrates the Partnership's confidence in achieving the anticipated C$50 million in cost savings. The Partnership will be responsible for delivering the expected cost savings even if coal prices increase in 2004. Furthermore, Fording shareholders holding exchange rights on the date of exchange will receive a cash distribution at the rate of C$1.14 per calendar quarter for the period beginning the day Fording shares are first taken up under the improved superior offer until the date of exchange. The Fording proposal offers no such protection and no demonstration of Fording management's confidence in their estimated cost savings;

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     -    GREATER OPPORTUNITY FOR COST SAVINGS: Canadian Coal Trust expects to generate approximately C$50 million in annual cost savings, excluding marketing and blending synergies, whereas Fording has indicated it anticipates achieving only approximately half that amount in cost savings, with an additional C$25 million coming from marketing and blending synergies. The enhanced cost savings are primarily driven by three factors:

          (i) CLOSER GEOGRAPHIC PROXIMITY OF MINES - The Line Creek mine is contiguous with certain Fording mines, enabling easier sharing of equipment, resources and personnel; Teck Cominco's Elkview mine operations are farther away from any of the Fording mine operations, making such efficiencies more difficult. Furthermore, there are a number of potential pit areas within the Line Creek property that could be economically and synergistically developed as an extension of Fording's Greenhills operations;

          (ii) INCREASED VOLUME THROUGH NEPTUNE TERMINALS - Current excess capacity of Neptune Terminals is estimated to be 4 million tonnes annually, with an additional 4 million tonnes available with minimal capital expenditures. Based on Luscar's previous experience, shifting coal shipments from Westshore Terminals to Neptune Terminals has generated cost savings of approximately C$2.50 per tonne, including any variance in rail switching costs. In addition, the ability to ship through both the Westshore and Neptune Terminals will provide greater flexibility and security in managing coal shipments; and

          (iii) LINE CREEK MINERAL TAX POOL - Given the geographic proximity of the mines and the anticipated plans to operate them as a cohesive unit, the Partnership believes that the C$300 million mineral tax pool at the Line Creek mine can be applied against profits earned by Fording's contiguous metallurgical operations.

     - LESS INDEBTEDNESS: Canadian Coal Trust is expected to have pro forma consolidated debt of approximately C$300 million, excluding working capital, which includes the costs of unwinding Fording's foreign exchange hedge, the C$51 million break-up fee payable by Fording to Teck Cominco and Westshore Terminals and other costs and fees associated with this transaction. If the Cheviot project proceeds, debt levels are expected to be a maximum of C$380 million. Fording's proposed trust is expected to have pro forma debt of approximately C$425 million, excluding working capital. This indebtedness will increase by approximately C$50 million to a total of C$475 million once certain capital expenditures associated with Fording's Prairie operations are funded with new debt. Canadian Coal Trust's lower debt level will be achieved, in part, by the monetization of Fording's thermal coal assets;

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     -    NO HEDGE EXPOSURE: The Partnership will eliminate Fording's USD$1.5 billion foreign exchange hedge position with an estimated mark to market liability of C$95 million (as of January 3, 2003), eliminating the possibility of further losses that would reduce distributable cash flow per unit due to the hedge. For the nine months ended September 30, 2002, Fording experienced hedging losses of C$65 million. While the Fording hedge loss is expected to be lower in 2003, Fording's hedge loss could still be approximately C$0.25 per Fording trust unit in 2003 based on current exchange rates;

     - NO DILUTION: Under the Fording-Teck proposal, Teck's 38% partnership interest is exchangeable at any time for an unknown number of trust units, which could result in significant dilution of public unitholders' distributable cash flow per unit. In addition, the generous management option plan could dilute public unitholders by approximately 9%. There will be no dilution under the Partnership's proposal;

     - LOWER MANAGEMENT COSTS: The MetCoal Company will enter into a management agreement under which the administrative costs will be no more than Fording's 2002 levels excluding any unusual and one-time items. Furthermore, there will be management incentives to decrease costs and, unlike the Fording-Teck proposal, no unitholder dilution is anticipated due to a management option plan. In addition, Canadian Coal Trust will enter into an administration agreement, under which administrative expenses are estimated to be approximately C$2.0 million annually. The Canadian Coal Trust trustees and the MetCoal Company directors will be able to cancel the management contracts upon notice without penalty;

     - STRONG CORPORATE GOVERNANCE: Unitholders will be protected by a strong corporate governance structure. The Canadian Coal Trust will have all independent trustees and its operating company will have a majority of independent board members. Under the Fording-Teck proposal, both the Fording Trust and Fording Inc. (the operating company) will have a majority of its trustees and board members, respectively, nominated by Teck Cominco and Westshore Terminals; and

     - HIGH QUALITY METALLURGICAL COAL ASSETS ACQUIRED AT A BETTER VALUE: The Line Creek mine produces the second highest quality coal in the Elk Valley region. The Partnership acknowledges that Teck Cominco's Elkview mine also produces high quality coal, but believes that Fording would be overpaying for the asset. The Fording Trust proposes to acquire the Elkview mine at an estimated purchase price of C$125 per tonne of coal produced, which is more than double the estimated C$58 per tonne that the Canadian Coal Trust would pay for the Met Coal Assets. Notwithstanding the high quality of coal produced at the Elkview mine, the structure of the Fording-Teck proposal can only offer Fording shareholders a target distribution of C$1.05 per unit in the first quarter of 2003, whereas Canadian Coal Trust is able to offer a target distribution of C$1.14 per unit.

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         In addition, there is significant and credible upside potential in the cash flow produced by the Met Coal Assets due to the expected cost reductions at Line Creek and the development of the Cheviot mine, while the Elkview mine is more mature with limited growth prospects. The fact that the Met Coal Assets provide better value to the Canadian Coal Trust than the Elkview mine provides to the Fording Trust is supported by the Canadian Coal Trust's higher initial distributable cash flow per unit target, greater distributable cash flow per unit growth potential and enhanced cost savings and synergy potential.

Based on the above benefits of the improved superior offer, Sherritt and Teachers' believe that the Canadian Coal Trust should be valued at a higher per unit valuation than the trust created under the Fording-Teck proposal. The Canadian Coal Trust will have a higher initial distributable cash flow per unit target and greater distributable cash flow per unit growth potential. In addition, Sherritt and Teachers' believe that the reduced risk associated with the Canadian Coal Trust from two years of subordination protection provided by the Partnership, less indebtedness, no hedge risk exposure and no dilution should result in a lower yield demanded by investors.

Norwest Corporation, a well-recognized coal mine engineering consulting firm, was engaged by the Offeror to review the geology, mine plans and cost estimates pertaining to the Line Creek mine, part of the Met Coal Assets. Norwest's opinion was included as Appendix D to the December 16, 2002 Notice of Variation. In its "Second Supplement to the Management Information Circular" dated December 30, 2002, Fording included an opinion of Anderson & Schwab, Inc. which also made statements concerning the Line Creek mine. Norwest has reviewed the Anderson & Schwab opinion, and by way of comment, has prepared a Supplement to its previous opinion. A copy of the Norwest Supplement will be posted on Sherritt International's website and will be included in the Notice of Variation and Extension relating to the improved superior offer.

The Partnership intends to mail to Fording shareholders shortly the Notice of Variation and Extension that will contain details of the variations to the offer. The Partnership is confident that once Fording shareholders have had the opportunity to review the materials, they will agree that this improved superior offer provides substantially greater value and flexibility to shareholders than the Fording-Teck proposal.

A more detailed comparison of the Sherritt and Teachers' improved superior offer and the inferior Fording-Teck proposal is attached as Appendix A.

On January 4, 2003, the media reported that Westshore Terminals had suffered significant damage from violent windstorms, which have disabled two of its three mechanical shiploading towers, reportedly for at least three months. Neither Westshore Terminals nor Fording has as yet made any disclosure as to the effect these events may have on Fording's ability to ship its coal through the Westshore terminal. The Partnership will monitor and carefully consider any disclosure Fording or Westshore may make in this regard, and reserves the right to vary the provisions of its improved superior offer relating to the C$1.14 per unit per quarter payment accruing while the exchange rights are outstanding, and the quantum of subordination thereafter, to reflect any material adverse change to Fording's realized revenues as a result of the inability of Westshore Terminals to meet Fording's shipping needs.

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ACCEPTING THE IMPROVED SUPERIOR OFFER

The improved superior offer will be conditional upon the Fording plan of arrangement not being approved by Fording shareholders at the upcoming special meeting to be held on January 22, 2003. For this condition to be satisfied, in excess of 33 1/3% of shares voted at the meeting must be voted against the proposed Fording plan of arrangement. The improved superior offer is also conditional upon Fording shareholders tendering a minimum of 66 2/3% of the outstanding shares of Fording into the Partnership's offer as well as other normal conditions.

The improved superior offer will be open for acceptance by Fording shareholders until 8:00 pm, Toronto time, on January 23, 2003.

Goldman, Sachs & Co., National Bank Financial Inc. and BMO Nesbitt Burns Inc. have been retained to act as financial advisors to the Partnership. National Bank Financial Inc. and BMO Nesbitt Burns Inc. have also been retained to serve as the dealer managers for the improved superior offer and to solicit acceptances of the superior offer in Canada and the United States. Innisfree M&A Incorporated has been retained as information agent. Peters & Co. Limited has been retained as a strategic advisor to the Partnership.

Sherritt International Corporation is a widely held, diversified Canadian resource company that operates in Canada and internationally. Sherritt's 97.7 million restricted voting shares and C$600 million 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively.

Teachers' is one of Canada's largest financial institutions and a member of the Canadian Coalition for Good Governance with net assets as of June 30, 2002 of C$68 billion. With a solid track record of investment in Canada and worldwide, Teachers' has achieved an 11.7 percent average rate of return since its investment program began in 1990. Teachers' invests to secure the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers and their families. The pension plan is co-sponsored by the Ontario government and the plan members who are represented by the Ontario Teachers' Federation.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE NOT BASED ON HISTORICAL FACTS, BUT RATHER ON CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FUTURE RESULTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS.

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY JURISDICTION.

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NOTE TO INVESTORS

In connection with the proposed business combination, Sherritt Coal Acquisition Inc. has filed with the U.S. Securities and Exchange Commission a Schedule 14D-1F/A and Sherritt International Corporation and Canadian Coal Trust have filed a registration statement both containing an Offer and Circular, and will file amendments thereto, relating to the proposed business combination described in this press release. Investors and security holders are urged to read these documents because they contain important information about Sherritt Coal Acquisition Inc., Sherritt International Corporation, Canadian Coal Trust, Fording Inc. and the proposed business combination. The Notice of Variation and Extension will be sent to security holders of Fording. Copies of the documents (when available) as well as other SEC filings of Sherritt Coal Acquisition Inc., Sherritt International Corporation and Canadian Coal Trust may be obtained, free of charge, from the SEC's website at www.sec.gov as well as from Sherritt Coal Acquisition Inc. by directing a request to Investor Relations, 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7, Telephone (416) 934-7655.

INTERACTIVE CONFERENCE CALL NOTICE

Ian W. Delaney, Chairman of Sherritt International Corporation and Brian J. Gibson, Senior Vice-President of Global Active Equities, Ontario Teachers' Pension Plan will host a conference call on Monday, January 6, 2003 at 11:00 a.m. eastern time.

Teleconference dial in particulars are as follows:

Please call in 15 minutes prior to the call.

For the live call please dial:

Toronto area:       (416) 640-1907
Outside Toronto:    (800) 814-4857

or listen to the web cast live at: www.sherritt.com

For the PostViewTM of the call, please dial:

Toronto and area: (416) 640-1917            Access code:      230687#
Outside Toronto:  (877) 289-8525            Access code:      230687#

or listen to the web cast archive at: www.sherritt.com
                                      ----------------

For further information please contact Sherritt Coal Partnership II Investor
Relations: Ernie Lalonde (416) 934-7655

                                     - 30 -

                                   APPENDIX A

---------------------------------------------------------------------------------------------------------------
  OUR IMPROVED OFFER IS          SHERRITT'S/TEACHERS' SUPERIOR                    FORDING-TECK
         SUPERIOR                          PROPOSAL                                 PROPOSAL
---------------------------------------------------------------------------------------------------------------
MORE CASH                   |X|  C$35.00 per Share                   x        C$34.00 per Share

                            |X|  Maximum cash proration:             x        Maximum cash proration:
                                 C$20.00 plus 0.429 of an                     C$15.60 cash plus 0.541 of a
                                 Exchange Right (Teachers' will               trust unit (Teachers' will elect
                                 elect units)                                 cash, not units)
---------------------------------------------------------------------------------------------------------------
MORE DISTRIBUTIONS PER      |X|  Estimated C$3.42 in 2001 and        x        Pro forma C$2.75 in 2001 and
UNIT                             C$2.88 for the nine months                   C$2.30 for the 9 months ending
                                 ending September 30, 2002                    September 30, 2002

                            |X|  C$1.14 in the first quarter of      x        C$1.05 in the first quarter of
                                 2003                                         2003

                            |X|  Greater growth potential in
                                 distributable cash flow per
                                 unit given more cost savings
                                 opportunities, improved
                                 production at Line Creek and
                                 the development of the Cheviot
                                 mine

---------------------------------------------------------------------------------------------------------------
TWO-YEAR SUBORDINATION      |X|  Subordination level raised to       x        None
                                 C$1.14 per unit per quarter in
                                 2003

                            |X|  Subordination level of C$1.30
                                 per unit per quarter in 2004,
                                 subject to upward and downward
                                 adjustment based on relative
                                 coal pricing in 2004 vs. 2003

                            |X|  Subordination of distributions
                                 for the first two years up to
                                 C$11.25 million in each quarter
                                 for an aggregate maximum of C$90
                                 million over two years
---------------------------------------------------------------------------------------------------------------
LESS DEBT                   |X|  Approximately C$300 million of      x        Approximately C$425 million of
                                 debt, excluding working capital              debt, excluding working capital

                            |X|  Approximately 1.1x pro forma        x        Approximately 2.0x pro forma
                                 annualized EBITDA, no hedging                annualized EBITDA
                                 liability

--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
  OUR IMPROVED OFFER IS          SHERRITT'S/TEACHERS' SUPERIOR                    FORDING-TECK
         SUPERIOR                          PROPOSAL                                 PROPOSAL
---------------------------------------------------------------------------------------------------------------
NO HEDGE EXPOSURE           |X|      Hedge eliminated                x    Estimated mark-to-market hedge
                                                                          liability of approximately C$95
                                                                          million as of January 3, 2003 based
                                                                          on the forward exchange rate curve

                                                                     x    Significant potential
                                                                          volatility in distributable cash
                                                                          flow per unit due to remaining
                                                                          hedge risk

                                                                     x    Based on exchange rates as of
                                                                          January 3, 2003, the impact on
                                                                          2003 distributable cash flow
                                                                          per unit would be approximately
                                                                          C$0.25 per Fording unit
---------------------------------------------------------------------------------------------------------------
MORE COST SAVINGS &         |X|  C$50 million of COST SYNERGIES      x    C$50 million of COMBINED COST
SYNERGIES                        alone                                    AND MARKETING  synergies

                            |X|  Additional marketing and coal
                                 blending synergies

                            |X|  Enhanced synergies driven by:

                                 --   Geographic proximity of mines

                                 --   C$2.50/tonne estimated savings
                                      at Neptune Terminals

                                 --   Expected mineral tax savings

                            |X|  Subordination demonstrates          x    No subordination to back up
                                 Sherritt/Teachers' confidence in         synergy claims
                                 achieving synergies

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
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  OUR IMPROVED OFFER IS          SHERRITT'S/TEACHERS' SUPERIOR                    FORDING-TECK
         SUPERIOR                          PROPOSAL                                 PROPOSAL
---------------------------------------------------------------------------------------------------------------
LOWER CORPORATE OVERHEAD    |X|  Annual corporate overhead is        x    No commitment to reduce or
COSTS                            capped at 2002 levels adjusted           maintain base corporate overhead
                                 to exclude unusual and one-time          costs
                                 expenses

                            |X|  Management's incentive based on     x    Lucrative management option
                                 ability to cut costs; adds no            plan driven primarily by coal
                                 additional costs to Trust                prices

                            |X|  Additional public issuer costs      x    Additional public issuer costs
                                 to manage trust estimated to be          to manage trust estimated to be
                                 C$2 million                              C$2 million
---------------------------------------------------------------------------------------------------------------
SUPERIOR GOVERNANCE         |X|  All of the trustees will be         x    A majority of trustees and
                                 independent of the Partnership,          board members are appointed by
                                 Sherritt and Teachers'                   Teck and Westshore

                            |X|  A majority of the operating
                                 company board will be
                                 independent of the Partnership,
                                 Sherritt and Teachers'
---------------------------------------------------------------------------------------------------------------
NO DILUTION                 |X|      None                            x    Teck is able to convert its 38%
                                                                          partnership stake into trust
                                                                          units on a basis which could
                                                                          result in material dilution to
                                                                          distributable cash flow per unit
                                                                          depending on market price of
                                                                          units at time of conversion and
                                                                          net liability levels in the
                                                                          trust (including mark-to-market
                                                                          hedge liabilities)

                                                                     x    Units may trade at a discount
                                                                          given potential dilution risk

                                                                     x    Potential additional 9%
                                                                          dilution from lucrative
                                                                          management option plan

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
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  OUR IMPROVED OFFER IS          SHERRITT'S/TEACHERS' SUPERIOR                    FORDING-TECK
         SUPERIOR                          PROPOSAL                                 PROPOSAL
---------------------------------------------------------------------------------------------------------------
RELATIVE VALUATION OF       |X|  Line Creek, Cheviot and 46%         x    Elkview mine contributed at an
ASSETS                           stake in Neptune terminals (Met          estimated C$750 million implied
                                 Coal Assets) contributed at              valuation (approximately C$125
                                 C$207 million implied valuation          per tonne produced)
                                 (approximately C$58 per tonne
                                 produced at Line Creek)

                            |X|  Number of trust units issued to     x    Number of trust units issued to
                                 Luscar and CONSOL fixed at               Teck for Elkview mine is
                                 5.9 million for the Met Coal Assets      undetermined; would result in
                                 (plus 0.5 million if the Luscar          51% ownership of trust at C$34
                                 mine is purchased)                       per unit valuation

                            |X|  Met Coal Assets have greater        x    No meaningful upside potential
                                 upside potential                         at Elkview mine since asset is
                                                                          relatively mature
                                 --      Line Creek poised for
                                         significant reduction in
                                         operating costs

                                 --      Upside from development of
                                         Cheviot, which is already
                                         permitted for 3.2 million
                                         tonnes

                                 --      Cheviot cost structure expected
                                         to be in line with existing
                                         Luscar mine

                            |X|   Fair value being paid for          x    Mature Prairie assets with
                                  Prairie assets at approximately         limited upside potential and
                                  5.0-5.5x EBITDA                         significant capital requirements
                                                                          associated with Highvale and
                                  --   No cash flow growth over           Genesee contracts (approximately
                                       last three years                   C$50 million)

                                  --   Low margin, low return Highvale
                                       and Genesee contracts

                                  --   Substantial capital requirement
                                       for Highvale and Genesee
                                       contracts (approximately C$50
                                       million)

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
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  OUR IMPROVED OFFER IS          SHERRITT'S/TEACHERS' SUPERIOR                    FORDING-TECK
         SUPERIOR                          PROPOSAL                                 PROPOSAL
---------------------------------------------------------------------------------------------------------------
MORE FLEXIBLE AND LESS      |X|  Access to two west coast coal   x        Port alternatives restricted by
COSTLY ACCESS TO TERMINAL        ports                                    10-year exclusive contract with
FACILITIES                                                                Westshore

                            |X|  Terminal services at Neptune    x        Non-arms length contract with
                                 provided at cost resulting in            undisclosed pricing
                                 estimated savings of at least
                                 C$2.50/tonne (including rail
                                 switching costs)


                                                                 x        Reliance on one west coast port
                                                                          facility increases risk of
                                                                          disruption if unforeseen events
                                                                          impact throughput

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